Exhibit 99.1

Announcement Regarding Composition of the Nominating Committee

On May 14, 2009, the board of directors took action to reappoint the nominations committee to appoint Messrs Remo Richli, Michael Trimble and Min Tang as the members thereof.  Each of these persons is an independent director of the company.  The reappointment was to conform the committee to the requirements of the NASDAQ listing requirements, without seeking an exception for companies such as Origin Agritech Limited that are foreign private issuers.  Dr. Gengchen Han's interim service on the nominations committee was ended with the reappointment of the committee.